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                                                                      EXHIBIT 20



AT THE COMPANY                    AT THE FINANCIAL RELATIONS BOARD
Kathryn M. Kinnamon               Marianne Stewart - General Info (212) 661-8030
VP, Treasurer & Acting CFO        Beth Lewis - Analyst (617) 342-7003
(713) 877-8006                    Claudine Cornelis - Media (212) 661-8030
FOR IMMEDIATE RELEASE
July 13, 1999

KCS ENERGY'S LENDERS BLOCK INTEREST PAYMENT

Company Continues Discussions with Lenders and Bondholders

HOUSTON, TX, July 13, 1999 -- KCS Energy, Inc. (NYSE: KCS) today reported on the status of the Company's forbearance agreements on each of its revolving bank credit agreements. The agreements had provided that the lenders would defer redetermination of the borrowing base until July 1, 1999, and would refrain from exercising their rights and remedies as a result of the existing defaults until June 30.

The lenders have reset the Company's borrowing base to $91 million. The principal outstanding under the bank loans is presently $126.7 million. Because the Company did not make this $35.7 million additional lump-sum payment, a payment default has occurred. The lenders have delivered a payment blockage notice to the indenture trustee of the 8.875% subordinated notes. The Company will not make the scheduled July 15 interest payment on both the 8.875% subordinated notes and the 11% senior notes, totaling $13.8 million. The outstanding amount of the subordinated notes is $125 million and the outstanding amount of the senior notes is $150 million.

The lenders also declared due all amounts owing under the bank loans, demanded payment and declared in effect the default rate of interest. Since entering into an initial forbearance agreement on May 18, KCS has repaid the banks $23.3 million, reducing the outstanding loans from $150 million to $126.7 million as of June 30, 1999. KCS President and Chief Executive Officer James W. Christmas said, "We are continuing to have constructive discussions with the bank groups regarding an extension of the forbearance agreements. Although there can be no assurance, we are hopeful we will be able to work out an extension soon."

According to Mr. Christmas, the Company and its financial advisors, Houlihan Lokey Howard & Zukin, have been in discussions with bondholders. "The Company plans to pursue a restructuring transaction that would result in a significantly deleveraged balance sheet and would position the Company to pursue its significant growth opportunities."

Mr. Christmas added, "With the substantial rebound in commodity prices since the beginning of the year, the Company's cash flow and asset value have been positively impacted. Even after reducing the outstanding bank loans by $23.3 million through June 30, the Company's working capital position has improved since March 31, 1999, the Company remains current on its trade obligations and intends to continue paying its trade obligations in the ordinary course of business. The Company has a solid base of assets on which to grow and continues to carry out its capital expenditure program." KCS is ahead of target on its planned 1999 property sales of $25 million to $30 million, and intends to divest additional non-core assets throughout 1999. In June, KCS reported asset and property sales totaling $24.3 million.

KCS is an independent energy company engaged in the acquisition, exploration and production of natural gas and crude oil with operations in the Mid-Continent and Gulf Coast regions. The Company also purchases reserves (priority rights to future delivery of oil and gas) through its Volumetric Production



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Payment (VPP) program. For more information on KCS Energy, Inc., please visit the Company's web site at http://www.kcsenergy.com.

To receive KCS' latest news and other corporate developments via fax at no cost, please call 1-800-PRO-INFO. Use company code KCS. See also http://www.frbinc.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays and difficulties in developing currently owned properties, the failure of exploratory drilling to result in commercial wells, delays due to the limited availability of drilling equipment and personnel, fluctuations in oil and gas prices, general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

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KCS Energy, Inc.
Lenders Block Interest Payment
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5555 San Felipe, Suite 1200, Houston, TX  77056